Combining Capabilities to Serve More Patients with Rare Diseases + Filed by BioCryst Pharmaceuticals, Inc. pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: BioCryst Pharmaceuticals, Inc. Commission File No. of Subject Company: 000-23186

2 Additional Information and Where to Find It Additional Information and Where to Find It In connection with the proposed merger, Nautilus Holdco, Inc. (“Holdco”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes the preliminary joint proxy statement of BioCryst Pharmaceuticals, Inc. (“BioCryst”) and Idera Pharmaceuticals, Inc. (“Idera”) and that also will constitute a prospectus of Holdco. These materials are not yet final and will be amended. Once the Registration Statement is declared effective by the SEC, each of BioCryst and Idera will mail the definitive joint proxy statement/prospectus included therein to their respective stockholders. BioCryst, Idera and Holdco will also file other documents with the SEC regarding the proposed transaction. These documents are not substitutes for the definitive joint proxy/prospectus that will be filed by each of BioCryst and Idera with the SEC and mailed to stockholders. BEFORE MAKING ANY VOTING DECISION, IDERA’S AND BIOCRYST’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF IDERA AND BIOCRYST WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of these materials and other documents filed with the SEC (when available) by BioCryst, Idera and Holdco through the website maintained by the SEC at www.sec.gov. Idera and BioCryst make available free of charge at www.iderapharma.com and www.biocryst.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC. Participants in the Solicitation This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Idera, BioCryst and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Idera and BioCryst in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Idera’s directors and officers in Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 15, 2017 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 28, 2017. Security holders may obtain information regarding the names, affiliations and interests of BioCryst’s directors and officers in BioCryst’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017 Additional information about the interests of BioCryst’s directors and officers and Idera’s directors and officers in the proposed merger can be found in the above-referenced Registration Statement. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Idera’s website at www.iderapharma.com and BioCryst’s website at www.biocryst.com.

Forward-Looking Statements 3 These materials contain forward-looking statements within the meaning of the federal securities law, regarding, among other things, future events or the future financial performance of Idera and BioCryst. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All forward-looking statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; Idera’s and BioCryst’s plans, objectives expectations and intentions; any assumptions underlying any of the foregoing; and any statements relating to the merger, are forward-looking statements. Forward-looking statements are based on information currently available to Idera and BioCryst and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors that could cause actual events or results to differ materially from Idera’s and BioCryst’s plans, estimates or expectations. With respect to the transactions contemplated by the merger agreement between Idera and BioCryst, these factors could include, but are not limited to: (i) Idera or BioCryst may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Idera or BioCryst to retain and hire key personnel and maintain relationships with patients, doctors and others with whom Idera or BioCryst does business, or on Idera’s or BioCryst’s operating results and business generally; (v) Idera’s or BioCryst’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Idera or BioCryst may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupt current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Idera or BioCryst may be unable to obtain governmental and regulatory approvals required for the transactions, or that required governmental and regulatory approvals may delay the transactions or result in the imposition of conditions that could reduce the anticipated benefits from the transactions contemplated by the merger agreement or cause the parties to abandon the transactions contemplated by the merger agreement; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) risks relating to the value of the new holding company shares to be issued in the merger; (xiv) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; (xv) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (xvi) economic and foreign exchange rate volatility; (xvii) the continued strength of the medical and pharmaceutical markets; (xviii) the timing, success and market reception for Idera’s and BioCryst’s products; (xix) the possibility of new technologies outdating Idera’s or BioCryst’s products; (xx) continued support of Idera’s or BioCryst’s products by influential medical professionals; (xxi) reliance on and integration of information technology systems; (xxii) the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; (xxiii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs; and (xxiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on BioCryst’s or Idera’s consolidated financial condition, results of operations, credit rating or liquidity. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Idera and BioCryst file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this document. Except as required by law, Idera and BioCryst assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

A unique player in rare diseases, with scale and strengthened competitive position More opportunities for success through diversified late-stage pipeline, variety of early stage programs and supporting assets Synergistic discovery engines with enhanced development opportunities, including through joint small molecule and oligo treatments Best-in-class people, facilities and commercial know-how in rare diseases Increased financial strength and flexibility through significant cost synergies and opportunities to generate non-dilutive capital Combination Creates Substantial Value 4

Terms Stock for stock transaction Each share of BioCryst to be converted into 0.50 shares of new company stock Each share of Idera to be converted into 0.20 shares of new company stock Ownership at Closing BioCryst stockholders to own 51.6% of new company and Idera stockholders to own 48.4%, on a fully diluted basis Cash Position ~$243 million net cash balance* Opportunities for non-dilutive capital Board of Directors New board comprised of 4 BioCryst directors, 4 Idera directors, and 1 new independent director Robert Ingram, Chairman of the Board of Directors (current BioCryst Chairman) Jon Stonehouse, CEO of BioCryst, to join Board Vincent Milano, CEO of Idera, to join Board CEO, Headquarters, and Research Center Vincent Milano, Chief Executive Officer Headquarters: Exton, PA Research Center: Birmingham, AL Closing Conditions Subject to approval of BioCryst and Idera stockholders Subject to other customary closing conditions Voting Agreement A significant stockholder of each company has agreed to enter into a voting and support agreement and has agreed to vote in favor of the transaction. This stockholder owns ~9% of outstanding Idera shares and ~14% of outstanding BioCryst shares. Transaction Close Expected in second quarter 2018 * Unaudited pro-forma cash balance as of December 31, 2017 Combination Highlights 5

Creating a Leader in Innovative Rare Disease Therapies 6 Rare Disease Company with Strong Immuno-Oncology Assets Oligo Rare Disease Discovery Engine 2 Late Stage Programs Lead Candidate: IMO-2125 PD-1 Refractory Melanoma Developing Oral Therapies for Life Threatening Rare Diseases Small Molecule Rare Disease Discovery Engine 2 Late Stage Programs Lead Candidate: BCX7353 Prophylactic HAE

Robust Pipeline Complementary Leadership Proven commercial team; launched 1st prophylactic HAE product Extensive clinical development experience Significant experience with 2 distinct engines Expands number of rare disease targets beyond standalone capabilities Creates opportunities for differentiation in the market $30 million in annual pre-tax cost synergies expected by year three after closing ~$243 million net cash balance* Opportunities to add cash through partnering and other programs Patient-Centric Rare Disease Culture and Approach * Unaudited pro-forma cash balance as of December 31, 2017 Financial Strength Synergistic Discovery Engines 2 Phase 3 orphan-designated programs with compelling data 2 additional Phase 2 rare disease programs 9 total rare disease programs 4 supporting asset programs 7

Phase 3 Programs Create Financially Strong Foundation to Support Robust, Rare Disease Focused Pipeline 8 BCX7353 Prophylactic HAE IMO-2125 PD-1 Refractory Melanoma in Combination with ipilimumab Once a day oral (capsule) Competitive attack rate reduction 73% Safety & tolerability similar to placebo at most effective dose $2 billion projected global market opportunity Phase 3 ready Novel agent designed to induce abscopal anti-tumor immune response Robust and durable clinical and translational data generated Opportunity to improve I/O outcomes with CPIs across multiple tumor types Multi billion dollar opportunity, along with data, driving strategic interest in partnering Compelling Data driving 2 Phase 3 programs Strong cash flow opportunities from commercializing and partnering

Merger Upside: Maximizing Value and Market Potential 9 Value Driver Merger Amplifier Commercializing BCX7353 Idera management HAE launch experience Investing in commercial launch and ongoing pipeline development Capital from out licensing opportunities Expanding market opportunity + diffusing risk BCX7353 and IMO-2125 Phase 3 opportunities in rare disease markets + IMO-2125 in other cancer markets Building rare disease pipeline Leveraging and combining complementary discovery engines Complementary Assets and Platforms Enhance Market Opportunities and Accelerate Value Creation

Ability to leverage both structure-guided small molecule design and nucleic acid/oligonucleotide chemistry within one organization Combination therapy of small molecule and oligo may create more effective and potentially unique treatments for rare diseases Combining technologies expands number of rare disease targets that can be advanced into development Testable hypotheses Small molecule-oligonucleotide conjugates targeted to specific tissue types Combination therapeutics with small molecules and oligos exploiting two different mechanisms of action Synergistic Discovery Engines with Enhanced Development Opportunities 10 Opportunity: Expanded Disease Targets and Potentially Unique Treatments

Robust Rare-Disease Focused Pipeline

Idera   BioCryst

	Lead optimization	Pre-clinical	Ph 1	Ph 2	Ph 3	Filed	Approved
STRATEGY: Discover and develop novel therapies for life-threatening, rare diseases							
IMO-2125 – PD-1 Refractory Melanoma in combination with ipilimumab				Orphan-Designation			
BCX7353 – HAE Prophylaxis (Capsule)				Orphan-Designation			
IMO-8400 – Dermatomyositis							
BCX7353 – HAE Acute (Liquid)							
IMO-2125 – Solid Tumor Monotherapy							
Second generation kallikrein inhibitors (HAE & Other Indications)							
IDRA-008 – Liver Target							
BCX9250 / BCX9499 – Fibrodysplasia Ossificans Progressiva (FOP)							
Other rare diseases							
SUPPORTING ASSETS: Externally funded, potential for significant capital infusions							
RAPIVAB® (peramivir injection)	licensed to Seqirus, Shionogi and Green Cross						
IMO-9200 – Autoimmune Disease	licensed to Vivelix						
Galidesivir (broad spectrum antiviral) I.M.							
3GA Candidate – Renal Target	licensed to GSK						

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Innovative Portfolio of Late-Stage Programs

BCX7353 Prophylactic HAE	IMO-2125 PD-1 Refractory Melanoma in Combination with ipilimumab	BCX7353 Acute HAE	IMO-8400 Dermatomyositis
• Oral (capsule) Kallikrein Inhibitor for Hereditary Angioedema • One pill, once a day – fulfilling patient needs • HAE market expected to exceed $2B in global sales • Robust quality of life data	• Intratumoral TLR9 Agonist for Rare Cancer Indication – Refractory Melanoma • Peak year sales estimate > $500 million • Long-term expansion into I/O addressable and unaddressable tumors	• Oral (liquid) Kallikrein Inhibitor for Hereditary Angioedema • Complementary acute therapy to create an HAE portfolio • Global acute markets and breakthrough attack therapy	• Subcutaneous TLR 7,8,9 therapy for dermatomyositis • Severely debilitating disease affecting skin and muscle in ~25K patients in the U.S.
Phase 3 Initiating Q1 2018 (orphan designations)		**Phase 2 Data in 2018**	

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Proven Rare Disease Clinical & Commercial Track Record

CINRYZE C1 inhibitor (human) | Hizentra Immune Globulin Subcutaneous (Human) 20% Liquid | privigen Immune Globulin Intravenous (Human), 10% Liquid | Kcentra Prothrombin Complex Concentrate (Human) | VANCOCIN HCl (vancomycin hydrochloride capsules, USP)

- 1st prophylactic treatment of HAE
- Grew to ~$400M in N.A. annual sales in 5 years

- Multiple global and U.S. rare disease launches
- Led launch for 5 global brands that drive ~70% of CSL's current revenue
- Grew U.S. Hizentra and Privigen sales to >$1B

- >245 HAE patients dosed and studied
- CMOs clinical development/launch experience: Aranesp®, Enbrel®, Kineret®, Neulasta® and Sensipar® Taxotere® Bactroban®, Relafen®/ Reliflex® Lovenox®, Celectol®, Augmentin®, Timentin®, temocillin®.

- Treatment of C. difficile-associated diarrhea (CDAD)
- Grew to ~$300M in annual sales

Vincent Milano	Dan Soland	William Sheridan, MB BS	Joanna Horobin, MB ChB	Lynne Powell	Clayton Fletcher
Chief Executive Officer	Chief Operating Officer	Chief Medical Officer	Chief Medical Officer	Chief Commercial Officer	VP, Strategy/ Bus. Development

biocryst + idera 13

Initiate APEX-2 Ph 3 Pivotal Trial in HAE prophylaxis BCX 7353 Q1 Initiate ILLUMINATE 301 Ph 3 Pivotal Trial in PD-1 Refractory Metastatic Melanoma in combination with ipilimumab IMO-2125 Q1 Data available from PIONEER Phase 2 Trial in Dermatomyositis IMO-8400 Q2 Complete enrollment in ILLUMINATE 204 Phase 2 Trial in PD-1 Refractory Metastatic Melanoma IMO-2125 Q2 2018: Significant Near-Term Value-Building Events + BCX 7353 Data from ZENITH-1 Phase 2 Study in Acute HAE STRATEGIC Potential partnering and additional business development activities IMO-2125 ILLUMINATE 204 Phase 2 Trial in PD-1 Refractory Metastatic Melanoma in combination with ipilimumab – update at ASCO 2018 14

Solid Capital Position & Meaningful Operational Synergies 15 * Unaudited pro-forma cash balance as of December 31, 2017 Strong Combined Financial Profile with Opportunities to Generate Non-Dilutive Capital ~$243 million net cash balance* Capital for continued clinical development through next major milestone events and into Q3 2019 Capital for commercial launch planning and preparation Multiple options for non-dilutive capital through renegotiating our debt, cash from in the money warrants and government stockpiling Opportunities to generate larger amounts of non-dilutive capital through partnering in the near term and commercializing in the long term Projected $20 million in cash synergies in year two and approximately $30 million in annual pre-tax cost synergies expected in year three after closing Facilities consolidation: Headquarters to Exton, PA; research center to Birmingham, AL Expense consolidation over time expected to create additional cost savings and benefits

Wall Street Analysts Recognize Value of Combination 16 “We view the merger favorably for creating pipeline "critical mass" (and risk diversification) versus clear clinical synergies, a direct correlation between the respective programs. We believe the merger adds strength in the form of 1) broader pipeline of rare disease candidates building on BioCryst’s established ‘7353 clinical program, 2) deeper management team that combines an effective leadership track record in rare diseases (specifically HAE development and commercialization) with an emboldened balance sheet, and 3) 4-Phase II/III candidates to yield more value-creating milestones including Phase III enrollment and Phase II data anticipated in ’18.” (Piper Jaffray, 1/23/18) “ We believe [the combination] will provide enhanced HAE regulatory and commercial experience within a more diversified combined company framework that should help optimize the opportunity for BCRX's lead asset '7353 (prospects for which recently led us to upgrade BCRX shares to Outperform), synergize talents, increase newsflow, and ultimately drive long-term value.” (RBC Capital Markets, 1/22/18) “We believe that in addition to the BCRX's team's developmental, regulatory, and commercial preparation groundwork for '7353, IDRA's leadership brings key on-the-ground expertise interacting with FDA, physicians, and HAE advocacy groups which should substantially strengthen '7353's opportunity as the new company works to bring '7353 over the line and foster a switching dynamic. Importantly, we believe the IDRA team's diligence provides additional validation for '7353's clinical data (which has been a subject of debate, though we believe the efficacy is real), BCRX's initial regulatory progress, and the market need for an oral option in the disease.” (RBC Capital Markets, 1/22/18) “We like the merger for several reasons: 1) leadership gain for BCRX’s oral kallikrein program in HAE (hereditary angioedema) as Vincent Milano has previously led the successful launch of the first prophylactic HAE product Cinryze which was later acquired by Shire (SHPG, NC); 2) portfolio diversification with a broader set of non-overlapping rare disease opportunities 3) distinct discovery platforms combining BCRX’s small molecule chemistry expertise with IDRA’s oligos approach gives the new company more optionality when it comes to choosing the right modality for the right disease; and 4) the combined net cash balance of ~$243M (unaudited pro forma cash as of 12/31/2017) strengthens the new company’s financial resources to pursue current clinical operations, future commercial efforts and long-term ambition to become a major rare disease player with multiple shots on goal.” (JMP Securities, 1/22/18) “ Synergy between the companies will likely be derived from shared expertise in rare diseases. In a disease like HAE, where executing within a challenging competitive landscape could be critical, we believe additional expertise could actually increase chances of success. Further, we appreciate how the separate expertise (BCRX w/ small molecules and IDRA w/ oligos) could be combined and leveraged in future rare disease pipeline innovation.” (Jefferies, 1/23/18) Note: Permission to use quotations neither sought nor obtained.

Engaged, Well-Advised Boards BioCryst and Idera Boards comprised of highly experienced directors with extensive industry knowledge BioCryst Board of Directors met numerous times over last two years to discuss value enhancing opportunities for BioCryst Both Boards retained financial and legal advisors to assist in the evaluation Reviewed Alternative Value Enhancing Strategies BioCryst and Idera Boards Engaged in Discussions with Numerous Potential Partners BioCryst & Idera Boards Carefully Evaluated Strategic Options 17 Both Boards Determined Merger Made Strategic Sense and is a Unique Opportunity to Enhance Stockholder Value

A unique player in rare diseases, with scale and strengthened competitive position More opportunities for success through diversified late-stage pipeline, variety of early stage programs and supporting assets Synergistic discovery engines with enhanced development opportunities, including through joint small molecule and oligo treatments Best-in-class people, facilities and commercial know-how in rare diseases Increased financial strength and flexibility through significant cost synergies and opportunities to generate non-dilutive capital Combination Creates Substantial Value 18

Appendix +

APeX-1: Overall Angioedema Attack Rate per Week, PP Population, Weeks 2-4 and 1-4 20 1.0 0.5 0 62.5mg 125mg 250mg 350mg WEEKS 2-4 % Difference, Active-PBO -7% -73% -46% -58% p-Value 0.715 <0.001 0.006 <0.001 WEEKS 1-4 % Difference, Active-PBO -6% -69% -53% -48% p-Value 0.747 <0.001 <0.001 <0.001 WEEKS 2-4 WEEKS 1-4 Attack Rate: LS Mean Attacks/Week Placebo BCX7353 62.5mg QD BCX7353 125mg QD BCX7353 250mg QD BCX7353 350mg QD

APeX-1: 125 mg Dose Provided Consistent Reductions in Attack Rate 21 1 Least squares mean calculated using an ANCOVA model with qualifying attack rate as covariate Analysis n LS mean1 Attacks per Week Difference vs Placebo Percentage Reduction vs Placebo p-Value vs Placebo BCX7353 125 mg Placebo Confirmed attacks, Weeks 2-4 PP population 13 0.248 0.932 -0.684 73% <0.001 Confirmed attacks, Weeks 2-4 ITT population 14 0.249 0.937 -0.688 73% <0.001 Confirmed attacks, Weeks 1-4 PP population 13 0.278 0.895 -0.617 69% <0.001 Confirmed attacks, Weeks 1-4 ITT population 14 0.270 0.890 -0.619 70% <0.001 Confirmed attacks requiring treatment, Weeks 2-4 PP population 13 0.221 0.807 -0.585 73% <0.001 Confirmed attacks requiring treatment, Weeks 2-4 ITT population 14 0.224 0.771 -0.546 71% 0.002 Confirmed attacks requiring treatment, Weeks 1-4 PP population 13 0.221 0.788 -0.567 72% <0.001 Confirmed attacks requiring treatment, Weeks 1-4 ITT population 14 0.217 0.753 -0.536 71% <0.001

APeX-1: Angioedema Quality of Life (AE-QoL): LS Mean Change from BL at Day 29, PP


QOL Score Improved
Total Score
Functioning
Fatigue/Mood
Fears/Shame
Nutrition
0
MCID
-10
-20
-30
-40
Placebo
BCX7353 62.5mg QD
BCX7353 125mg QD
BCX7353 250mg QD
BCX7353 350mg QD
* p<0.05
** p<0.005

Difference in adjusted least square means are shown (Active treatment minus Placebo). ANCOVA Model includes terms of treatment and adjusted qualifying attack rate. Reductions (negative changes from BL) represent improvement in quality of life scores. MCID, minimum clinically important difference, -6 points (*Weiler, K. 2016. Allergy 71(8): 1203-1209.*) BCX7353 dose level compared with placebo

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APeX-1: Treatment-Emergent Adverse Event Summary

Category	BCX7353 62.5 mg N = 7	BCX7353 125 mg N = 14	BCX7353 250 mg N = 14	BCX7353 350 mg N = 18	Placebo N = 22
Subjects with any TEAE[1], n (%)	4 (57)	7 (50)	11 (79)	14 (78)	15 (68.2)
Subjects with any Serious AE, n (%)	0	0	1 (7)[2]	0	0
Subjects with Drug-Related Grade 3/4 AE, n (%)	0	0	0	1 (6)	0
Subjects with AE Leading to D/C from Study Drug, n (%)	0	0	0	3 (17)	0
Non-drug-related, n (%)	0	0	0	1 (6)[3]	0
Drug-related, n (%)	0	0	0	2 (11)[4,5]	0

[1] TEAE- treatment-emergent adverse event.
[2] GI infection- investigator assessed as unrelated to study drug. Abdominal symptoms similar to several previous non-HAE-attack episodes occurring over past 3 years resulting in severe vomiting and diarrhea. Pt presented to ER and hospitalized for IV fluids and antiemetics as a precaution. No HAE acute attack meds given. Recovered and discharged the following day. Missed 1 day of dosing due to event.
[3] Pre-existing liver disorder (improved from baseline, but persisting). Previously reported in 1st interim analysis.
[4] n=1 Gastroenteritis with liver disorder (both assessed as related) (elevated ALT 1.9x ULN, GGT 5.4x ULN and ALP 1.6x ULN, with normal AST and bilirubin). Previously reported in 1st interim analysis.
[5] n=1 Vomiting/abdominal cramps. Previously reported in 2nd interim analysis.

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APeX-1: Exposure Comparisons of BCX7353 and SC C1INH 24 1 Longhurst, H. et al. N Engl J Med 376, 1131-1140 (2017). Box plots represent median, 25th and 75th percentiles, minimum and maximum values. CSL-830 and BCX7353 data are from distinct clinical trials and no head to head study has been conducted. CSL-830 Phase 3 Study BCX7353 APeX-1 & Phase 1 Study C1INH levels at baseline and after SC dosing with CSL-8301 BCX7353 plasma concentrations at 24 hours post-dose Baseline 40 IU/kg 60 IU/kg 10 100 2 4 8 16 32 CSL Phase 3 COMPACT study C1INH levels in COMPACT study % of normal mean Multiple of EC 50 Baseline 1 (observed) Trough during dosing 1 ( predicted from population PK ) 62.5 mg 125 mg 250 mg 350 mg 125 mg 250 mg 350 mg 500 mg 2 4 8 16 32 BCX7353 Trough Concentrations Phase 1 Study APeX-1 Multiple of EC 50 [geo. mean & SD] Oral daily dose of BCX7353

Predictable PK Supports 175 mg as Second Dose in Phase 3 25 Given the predictable PK of BCX7353, simulations are helpful in selecting an intermediate dose of BCX7353 to study that is between 125 mg and 250 mg. These simulations suggest a relatively small increase in dose above 125 mg should achieve a significant increase in the proportion of subjects achieving trough levels above the therapeutic target. These simulations suggest 175 mg dose should maintain trough drug levels > 4 x EC50 in > 90% of patients. Doses > 200 mg offer little additional increment in proportions achieving target level. Dose, mg QD % > 4 x EC50% > 6 x EC50% > 8 x EC50 Predicted Actual Predicted Actual Predicted Actual 62.5 -- 0 -- 0 -- 0 125 70 64 38 43 17 0 175 93 80 58 200 97 88 73 225 98 93 83 250 100 100 97 100 93 100

APeX-2: Phase 3 Trial Design 26 Primary endpoint at Week 24: Rate of Investigator-confirmed HAE attacks through entire treatment period Study powered at >90% to detect a ≥50% reduction in attack rate over placebo N 32 BCX7353 150 mg QD* Screening Visit Screening / Run-in Blinded Treatment 24 weeks N 32 BCX7353 110 mg QD* N 32 Placebo QD *Doses in Phase 2 APeX-1 were shown as the dihydrochloride salt: 150 mg = 175 mg dihydrochloride salt; 110 mg = 125 mg dihydrochloride salt Final analysis @ week 24

APeX-2: Phase 3 Trial Design – Safety Extension 27 N 32 BCX7353 150 mg QD* Screening / Run-in Blinded Treatment 24 weeks N 32 BCX7353 110 mg QD* N 32 Placebo QD BCX7353 150 mg QD BCX7353 110 mg QD 24 weeks Safety Extension *Doses in Phase 2 APeX-1 were shown as the dihydrochloride salt: 150 mg = 175 mg dihydrochloride salt; 110 mg = 125 mg dihydrochloride salt BCX7353 150 mg QD BCX7353 110 mg QD extension Screening Visit Final analysis @ week 24

APeX-S: Long-term Safety Study Design 28 Endpoints: Long term safety of BCX7353 Durability of response Quality of Life APeX-1 subjects eligible N 80 BCX7353 150 mg QD 48 Weeks Treatment N 80 BCX7353 110 mg QD *Doses in Phase 2 APeX-1 were shown as the dihydrochloride salt: 150 mg = 175 mg dihydrochloride salt; 110 mg = 125 mg dihydrochloride salt Analyses as needed for regulatory submissions Safety database: Up to 100 subjects at each dose level Combination of APeX-2 extension and APeX-S

Phase 1/2 Study in Anti-PD-1 Refractory Melanoma 29 Phase 2 Expansion with Ipilimumab Enrolling Dosing: IMO-2125 is given as a single intratumoral agent week 1,2,3,5,8,11,15,19,23 Ipilimumab and pembrolizumab are administered per label beginning week 2 Deep injections are permitted with interventional radiology guidance No need for infectious precautions

Time on Study: Best RECIST v1.1 Response and Largest Percentage Decrease in Target Lesions (8mg subjects) 30

Post-Therapy 08/2016 Pre-Therapy 03/2016 Injected Lesion Distant Lesions Patient 004 Remains a CR since May 2016 31

Phase 1 Conclusions 32 The combination of IMO-2125 with ipilimumab was tolerable at all dose levels studied; Dendritic cell activation, detectable within 24 hours of the first IMO-2125 injection, is evidence for target acquisition at the Recommended Phase 2 Dose (8mg); IMO-2125 with ipilimumab showed clinical activity at the RP2D of 8mg in anti-PD-1 refractory melanoma; 5 of 10 (50%) responded; 7 of 10 (70%) experiencing disease control; and An additional PR of >1year has been reported at 4mg Dose finding for IMO-2125 with pembrolizumab is ongoing, and one partial response (PR) has been seen.

Phase 2 Expansion Update 33 Ipilimumab Combination Phase 2 Trial Expansion – Targeting approximately 60 patients with PD-1 refractory metastatic melanoma treated with 8mg 21 patients enrolled 10 Centers (5 sites currently enrolling) MD Anderson, Roswell Park, Vanderbilt, Huntsman, Uni. of Arizona Open label design Allows for periodic data updates Opportunistic engagements with regulatory authorities

Phase 3 Trial Design 34 Ipilimumab 3 mg/kg Q3wks for 4 doses Ipilimumab (same, beginning wk 2) + intratumoral IMO-2125, wks 1, 2, 3, 5, 8, 11, 16, 20, 24 Unresectable or metastatic melanoma w/ confirmed radiologic progression on or after a PD-1 inhibitor: >21d from most recent aPD-1 and no intervening systemic Tx No prior ipi (except adjuvant) Ocular melanoma excluded 10 endpoint family: OS ORR (RECIST v1.1) No cross-over N~300

Phase 3 Readiness (FPFV 1Q18) 35 Agreement with FDA and MHRA on design and path forward for regular and accelerated approval (one study) Fast Track Designation Granted by U.S. FDA in Q4 2017 Global trial (US, Can, EU, Aus) ~300 patients ~70 sites planned CMC work on track for 1Q18 start Commercial presentation of IMO-2125 will be used Regulatory filings underway Open U.S. IND CTA filings on track

Growth/Partnering Opportunities

INTRODUCE → EXPAND → TRANSFORM

INTRODUCE: Unresectable metastatic melanoma

- High need in anti-PD1-refractory patients
- Peak year sales estimate > $500 million



Est. U.S. addressable patient population at 2025[1]
8,000
18,00
0
1L
PD1-refractory

EXPAND: Emerging I/O addressable tumors

- Moderate response to cornerstone anti-PD1
- Increasing number of approved settings



Est. U.S. addressable patient population at 2025[1,2]
200,0
00
234,000
1L
PD1-refractory

TRANSFORM: "Cold" tumors unaddressable with current I/O

- Significant opportunity in tumors with:
  - Low mutation load
  - Low dendritic cell infiltration
- Bioinformatics research ongoing to identify attractive tumor targets

[1] Proprietary Idera Commercial Research
[2] NSCLC, head and neck, colorectal, bladder and gastric

biocryst + idera 36